Filed by Adobe Systems Incorporated Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Macromedia, Inc.
Commission File No. of Subject Company: 000-22688

*** *** ***

The following e-mail was sent to all employees of Adobe Systems Incorporated on June 8, 2005:

Date: Wednesday, June 8, 2005
To: All Adobe Employees
From: The Integration Program Office
Re: Integration Planning Update

This is the second in a series of biweekly e-newsletters designed to keep you informed of the progress we are making in the Adobe + Macromedia acquisition. At this time, we are in the integration planning stage and once the transaction closes, the companies will begin implementing the integration plans that are currently under development. Below you will find some useful information and highlights of the progress we have made in the past two weeks.

ADBE + MACR INTEGRATION PLANNING—WHAT'S NEW?

Decisions Update

This week, after discussions with Macromedia, Adobe agreed to voluntarily withdraw and refile our pre-merger notification and report form relating to the pending acquisition of Macromedia. This move is a procedural step to provide the Antitrust Division of the United States Department of Justice (DOJ) with additional time to review the information submitted by both companies. We still anticipate that the transaction will close in the fall 2005 timeframe.

Integration Planning Team Progress

Charters and Objectives being Defined—The functional leads are making good progress in the assessment and early planning phase of the integration. Six of the 13 teams have confirmed their charters and objectives with the ISC, and the product-related integration teams are busy meeting with Shantanu and developing their workplans.

Cross-functional Business Processes Task Forces Forming—While it is important we have a plan for how each functional organization will operate after the acquisition closes, the ISC recognizes that it is crucial we look at the key business processes taking place across multiple organizations and teams. As a result, cross-functional task forces to focus on key business processes (product development to delivery, marketing awareness to purchase, quote to cash, post sales service and support, and org design to employee "onboarding") are being formed. The first of these teams, Quote to Cash, has been formed under the executive sponsorship of Murray Demo and Stephen Elop. Heading this team will be Bob Salera (Adobe—Finance), Barry Hills (Adobe—Product teams), and Scott Larrimer (Macromedia—Sales/Field Ops).

In the coming two weeks, cross-functional task force teams for Post-sales Service and Support (executive sponsors—Shantanu and Stephen), Marketing Awareness to Purchase (executive sponsor—Melissa Dyrdahl), Product Development to Delivery (executive sponsor—Shantanu), and Org Design to Employee "Onboarding" (executive sponsor—Theresa Townsley) will be formed.

ADBE + MACR—WHAT WE'RE HEARING

The press, customers and analysts continue to view Adobe's acquisition of Macromedia in a positive light. Here are links to some recent articles and commentaries:

  San Jose Mercury News
  May 29, 2005
   Adobe Chief Executive Talks About Acquiring Macromedia
  The San Jose Mercury News interviews Bruce Chizen on the Macromedia acquisition.
  http://www.mercurynews.com/mld/mercurynews/business/11767997.htm
   (free subscription required)

  San Jose Mercury News
  May 29, 2005
   Software Maker Looks To Video, Mobile
  The San Jose Mercury News writes about Adobe's move into the video and mobile spaces with the Macromedia acquisition.
  http://www.mercurynews.com/mld/mercurynews/business/11767998.htm
   (free subscription required)

  Los Angeles Times
  May 23, 2005
   Adobe Aims To Be Even More Portable
  Los Angeles Times columnist Michael Hiltzik profiles Adobe, highlighting the Macromedia acquisition and potential plans in the mobile space.
  http://www.latimes.com/technology/la-fi-golden23may23,1,2128241.column?coll=la-headlines-technology

  CNET—Japan
  May 23, 2005
   Adobe President Discusses Value Realized through Adobe/Macromedia Merger
  CNET publishes an article in which Shantanu Narayen comments on the potential combination of PDF with Macromedia's Flash technology.
  http://japan.cnet.com/interview/story/0,2000050154,20083761,00.htm

ADBE + MACR—WANT TO LEARN MORE?

Knowing the Business Sessions Hosted at Adobe and Macromedia

During the past several days, each company has hosted their first "Knowing the Business" sessions related to the acquisition. Adobe's session, "Integration Planning 101", also featured an overview of Macromedia's history and business.

At the session, senior vice president of Corporate Development, John Brennan, who leads the Integration Program Office, emphasized that Adobe and Macromedia must be viewed as two separate companies that are now in the integration planning stage, and not yet in the process of integrating. After the acquisition closes, following regulatory and shareholder approval, the combined company will begin to fully execute on integration plans.

Brennan also conveyed Adobe's key internal priorities for the next several months. They are:

  •
  Maintaining sales revenue and overall business momentum

  •
  Continuing to strive for operational excellence

  •
  Where possible, building a stronger company with the infusion of new talent and the adoption of more effective processes

  •
  Honoring customer and partner relationships and commitments to the highest degree

  •
  Treating all employees with respect and dignity through the acquisition process

Following Brennan:

  •
  Ray Campbell, senior corporate counsel, Legal, highlighted some of the sensitive legal issues involved in the acquisition

  •
  Jim Briody vice president, Corporate Services and serving as IPO co-chair, talked about lessons learned so far in the planned acquisition

  •
  Al Ramadan, Macromedia executive vice president and general manager, Mobile Devices, gave an overview of the company's history and business

  •
  Shantanu Narayen, president and COO, conveyed the strategic vision behind the acquisition

The next Adobe Knowing the Business session related to the acquisition will take place on July 15.

Inside the Acquisition

On Monday, June 13, Internal Communications will launch a new internal website called "Inside the Acquisition." On the new site, you will be able to quickly and easily find the latest information on the Adobe + Macromedia acquisition and a variety of other resources, including:

  •
  Employee FAQs

  •
  The latest internal and news and information

  •
  Links to press and analyst coverage

  •
  Information on the acquisition process

  •
  Modules to help you learn more about Macromedia

  •
  A calendar of upcoming communications and events

  •
  An "Ask an Acquisition Question" service for employees

More information about this new internal website will be available this Friday on Inside Adobe.

More Information

Information regarding this transaction is located on the Adobe and Macromedia Acquisition Web page:
http://www.adobe.com/aboutadobe/invrelations/adobeandmacromedia.html/.
Additionally, Adobe employees can refer to the internal Adobe-Macromedia Acquisition FAQ at
http://is.corp.adobe.com/intranet1/corp/emp_comm/pdf/AdobeMacromediaInternalFAQs.pdf.
If you have questions specific to this transaction and integration planning, please direct them to the Integration Program Office at mailto:acquisition_macr@adobe.com.

FORWARD LOOKING STATEMENTS
This email includes "forward-looking statements" within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as "expect," "estimate," "project," "budget," "forecast," "anticipate," "intend," "plan," "may," "will," "could," "should," "believes," "predicts," "potential," "continue," and similar expressions are intended to identify such forward-looking statements.

Forward-looking statements in this email include, without limitation, benefits of the proposed merger, and other matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed or implied by this email. Such risk factors include, among others: difficulties encountered in integrating merged businesses; uncertainties as to the timing of the merger; approval of the transaction by the stockholders of the companies; the satisfaction of closing conditions to the transaction, including the receipt of regulatory approvals; whether certain market segments grow as anticipated; the competitive environment in the software industry and competitive responses to the proposed merger; and whether the companies can successfully develop new products and the degree to which these gain market acceptance. Actual results may differ materially from those contained in the forward-looking statements in this email. Additional information concerning these and other risk factors is contained in Adobe's and Macromedia's most recently filed Forms 10-K and 10-Q.

Adobe and Macromedia undertake no obligation and do not intend to update these forward-looking statements to reflect events or circumstances occurring after this email. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this email. All forward-looking statements are qualified in their entirety by this cautionary statement.

ADDITIONAL INFORMATION AND WHERE TO FIND IT
Adobe Systems Incorporated intends to file a registration statement on Form S-4, and Adobe and Macromedia, Inc. intend to file a related joint proxy statement/prospectus, in connection with the merger transaction involving Adobe and Macromedia. Investors and security holders are urged to read the registration statement on Form S-4 and the related joint proxy/prospectus when they become available because they will contain important information about the merger transaction. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC on their Web site at http://www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Adobe by contacting Adobe Investor Relations at 408-536-4416. Investors and security holders may obtain free copies of the documents filed with the SEC by Macromedia by contacting Macromedia Investor Relations at 415-252-2106.

Adobe, Macromedia and their directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Adobe and Macromedia in connection with the merger transaction. Information regarding the special interests of these directors and executive officers in the merger transaction will be included in the joint proxy statement/prospectus of Adobe and Macromedia described above. Additional information regarding the directors and executive officers of Adobe is also included in Adobe's proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on March 14, 2005. Additional information regarding the directors and executive officers of Macromedia is also included in Macromedia's proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the SEC on June 21, 2004 and Macromedia's proxy statement for a Special Meeting of Stockholders, which was filed with the SEC on October 6, 2004. These documents are available free of charge at the SEC Web site (http://www.sec.gov) and from Investor Relations at Adobe and Macromedia as described above.